UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  June 25, 2008                       /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                          NEWS RELEASE - JUNE 25, 2008

              AMERA OPTIONS CERCANA PORPHYRY COPPER PROPERTY, PERU

AMERA RESOURCES CORPORATION (the "Company") (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce that it has entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project located in Arequipa department, southern Peru. The property is situated within the Paleocene Southern Peru Porphyry Copper Belt, which encompasses major producing copper mines such as Cerro Verde, Cerro Negro, Cuajone, Quellaveco and Toquepala. Although a thin layer of volcanic ash covers most bedrock on the Cercana claims, recent bulldozer trenching and road cuts have exposed copper oxide mineralization grading up 0.22% copper over 24m and up to 2.5% copper from grab samples.

"The addition of the Cercana property to Amera's Peruvian portfolio is an important accomplishment and will add significant value as exploration unfolds," stated Nikolaos Cacos, President & CEO. "This project is located amongst large-scale producing copper porphyry mines and offers an exciting opportunity for our shareholders."

Amera's immediate exploration plans for this project includes geologic mapping, additional trenching, channel sampling, ground geophysics and drilling. A surface program is currently underway on the project. A series of maps for the Cercana project can be found on the Company's website at: www.ameraresources.com.

TECHNICAL DETAILS

The Cercana property is located 21 kilometres southeast of Arequipa city and lies 8 kilometres southeast of Freeport McMoran's Cerro Verde mine where production over the next three years will range from 655 to 705 million tons of copper and 7 to 9 million pounds of molybdenum from both SX-EW oxide ore and sulfide concentrate. The Southern Peru Porphyry Copper Belt is underlain by the La Caldera batholith complex. Regional mineralization is related to porphyry copper forming associated potassic and silicic alteration, quartz-tourmaline breccias and peripheral gold veins and stockwork. Major copper mines including Cerro Verde, Cerro Negro, Cuajone, Quellaveco and Toquepala are aligned along the northwest trending Incapuquio-Chapi fault system.

The Cercana  property  encompasses  gentle  topography  largely  covered by thin
Tertiary  ignimbrite  volcanic  flows  and  Quaternary  volcanic  ash.  Abundant quartz-tourmaline breccia boulders, used as an exploration guide in the district, are scattered across the property. Bedrock underlying the Cercana claims comprises granodiorite, dacite and monzonite porphyry, Yura Group quartzite roof pendants, quartz-tourmaline hydrothermal breccias and post-mineral rhyolitic volcanic ignimbrites. Copper oxide mineralization occurs in quartz-tourmaline breccia and is disseminated within altered monzonite.

In the course of Amera's technical due diligence on the property a total of 47 rock samples were collected, including several long composite chip samples from trenches and road cuts. Values range from <0.005 to 0.404 g/t gold, <0.02 to 302 g/t silver, 43 ppm to 2.5% copper and <1 to 411 ppm molybdenum. The average copper grade for all 47 rocks collected was 0.56% copper. Grades for significant composite channel samples are listed in the table below:


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NEWS RELEASE                                                       JUNE 25, 2008
AMERA RESOURCES CORPORATION                                               PAGE 2
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              ZONE                         Sample width (m)          Cu (%)
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       Bonito Breccia zone                        15                 0.797
                                           -------------------------------------
                                                  3                  0.706
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      Central Porphyry Zone                       10                 0.183
                                           -------------------------------------
                                                  20                 0.143
                                           -------------------------------------
                                                  24                 0.220
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The three  composite chip samples from the Central  Porphyry Zone were collected along a 70m road cut across mineralized rock. However, 16m of the road cut were not exposed and could not be sampled. The results are reported as three separate composite chip samples that collectively measure 54m of the 70m road cut.

Surface oxide copper minerals include chrysocolla, malachite, tenorite, copper pitch, bronchantite and traces of chalcocite. These copper oxide minerals indicate a leached cap is present at surface on the Cercana. property, and suggest that potential exits at depth for supergene enrichment. Targets on the property identified to date include copper-bearing breccia pipes, porphyry copper zones with supergene enrichment and quartzite-hosted stockwork disseminated gold in roof pendants.

The Cercana claims are held under an option to purchase contract with a private Peruvian company. Amera has the option to purchase 100% of the claims by making escalating payments over four years for a total $2,005,000 plus a 0.5% net smelter return (NSR) royalty. A finder's fee is payable in respect of this transaction, subject to TSX Venture Exchange approval.

Technical information in this press release has been prepared by Peter Ellsworth, Vice President Exploration for Amera and a "Qualified Person" as defined in National Instrument 43-101.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. Its strength lies in the discovery and advancement of prospective properties throughout North and South America. The Company is in the midst of an aggressive exploration program focused on its property portfolio in Peru. Management is constantly evaluating new opportunities through its extensive network of contacts in the resource sector. The Amera team is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2008 NUMBER 13

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